BloomCatch Inc

Financial Statements

December 31, 2021 and 2020

Table Of Contents

BloomCatch Inc

Balance Sheets

As of December 31, 2021 and 2020

	2021	2020
	$	**$**
Assets		
Current Assets		
Cash and Cash Equivalents		
Cash	980	99
Total Current Assets	980	99
Noncurrent Assets		
Intangible Assets (Excluding Goodwill), Net	750	750
Total Assets	1,730	849
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	100	
Debt, Current		
Short-term Debt	41,341	41,341
Total Current Liabilities	41,441	41,341
Noncurrent Liabilities		
Debt, Noncurrent	96,665	44,915
Total Liabilities	138,106	86,256
Equity		
Retained Deficit		
Opening Balance		
Retained Earnings	-224,083	-120,359
Net Loss	-55,515	-103,725
Contributed Capital During Period		
Additional Paid in Capital	143,221	138,676
1000 Authorized and Issued Common Stock Shares at Par Value of $.001	1	1
Total Contributed Capital During Period	143,222	138,677
Total Retained Deficit	-136,376	-85,407
Total Equity	-136,376	-85,407
Total Liabilities and Equity	1,730	849

BloomCatch Inc

Statements of Income

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Revenues	50	
Operating Expenses		
Operating Costs and Expenses	239	32,150
Selling, General and Administrative Expense	55,326	71,575
Total Operating Expenses	55,565	103,725
Net Income	-55,515	-103,725
Total Comprehensive Income	-55,515	-103,725

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

BloomCatch Inc
Statements of Equity

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

BloomCatch Inc
Statements of Retained Earnings
For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Retained Earnings (Deficit), Beginning of Year	-224,083	-120,359
Net Loss	-55,515	-103,725
Contributed Capital During Period	143,222	138,677
Retained Earnings (Deficit), End of Year	-136,376	-85,407

No assurance is provided on these financial statements. The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Operating activities		
Net income (loss)	-55,515	-103,725
Changes in operating assets and liabilities:		
Increase (decrease) in accounts payable and accrued expenses	100	0
Cash flows provided by (used in) operating activities	-55,415	-103,725
Net cash increase (decrease) in cash and cash equivalents	-55,415	-103,725
Cash and cash equivalents, beginning of year	99	
Cash and cash equivalents, end of year	-55,316	-103,725

Notes to the Financial Statements

BloomCatch Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of Significant Accounting Policies

Nature of Business Operations

The summary of significant accounting policies of BloomCatch, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

BloomCatch, Inc. is a Corporation that offers IOS and Android application using the AI technology for the purpose of plant identification.

Revenue and Cost Recognition

BloomCatch Inc. hasn't generated any significant income in the years under engagement. Future revenue will rely on a subscription model.

Research and Development

Bloomcatch Inc. elected to expense all R&D expenses during the phase of development.

Cash and Cash Equivalents

For the purpose of reporting on cash flows, the Company considers cash in operating bank accounts, demand deposits, cash on hand, certificates of deposit, and highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable – Contracts and Allowance for Doubtful Accounts

Accounts receivable –No accounts receivables have recorded at the time of the engagement

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require the use of estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues

BloomCatch Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

and expenses during the reporting period. Actual results could vary from the estimates that were used.

Property and Equipment

Property and equipment are recorded at cost and include improvements that significantly add to their productivity or extend their useful life. Costs of maintenance and repairs are charged to expense. Upon retirement or disposal of property and equipment, the costs and related depreciation are removed from the accounts, and gain or loss, if any, is reflected in the earnings for both financial statements and income tax reporting purposes. Depreciation for financial statements is provided for using the straight-line method. The Company depreciates property and equipment using the straight-line method over the estimated lives of the assets.
The estimated useful lives are as follows:

        Vehicles 5 Years
        Furniture and Equipment 5-10 Years
        Building and Leasehold Improvements 27.5-39 Years
BloomCatch Inc. currently holds no fixed assets

Income Taxes

The Company's stockholder(s) have elected to be taxed as a Corporation under the Internal Revenue Code. Under the provisions of C Corporation all of the Company's taxable income, losses and credits will be at the entity level. Since past years have shows accumulated negative retained earnings, the company will carry forward losses to be claimed against future net profit. Once all NOL is exhausted provision for federal income taxes will be included in the financial statements.
Deferred taxes are recognized for temporary differences in reporting income and expenses for tax return and financial statements purposes. No deferred taxes have been recorded as of December 31, 2021.

Subsequent Events

In preparing these financial statements, subsequent events have been evaluated through December 31, 2021, which is the date the financial statements were available to be issued. On March 11, 2020, the World Health Organization (WHO) pronounced the coronavirus (COVID-19) outbreak a pandemic. The economies of the United States and other countries, along with their citizens, have been significantly impacted by the pandemic. The duration and the extent of the impact are unknown. Management is not aware of any pandemic implications that should be accounted for in these financial statements.

BloomCatch Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

BloomCatch Inc. received a loan under the Payroll Protection Program in the amount of $44,915.00 with a deferred payment starting on April, 2022. Management team is working with Bank of America to obtain loan forgiveness based on the use of of funds and qualification eligibility. Once the forgiveness application is approved, the amount of liability will be converted to a non-taxable income for 2022.

CIT note payable of $50,000.00 has a convertible option to equity once BloomCatch Inc. is able to secure a series A event to raise capital within the maturity date of the note: June 29th, 2025.

2. Liabilities

a. Short Term

BloomCatch Inc. uses two company credit cards for the purpose of paying for ongoing expenses. The cards are personally guaranteed by the majority shareholder of the company. The required payment is based on the interest accrued and calculated by the card issuers within 30 day period.
- Capital One Spark Business carries an interest of 21.99%.
- Bank of America Business carries an interest of 23.99%

Description	2021	2020
	$	$
Debt, Current	-41,341	-41,341

b. Long Term

BloomCatch Inc. received a loan with deferred interest from the Center of Innovation and Technology in the amount of $50,000 with an annual interest rate of 7%. The note can be converted to equity based on the terms on the loan. Maturity date is June 29th, 2024.

Statement of Shareholder's Equity Analysis

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder's Deficit
	Number of Shares	Amount			
Balance as of December 31st, 2020					
Issued Common Stock	1000	$1.00	$ 138,676.00	$ (224,084.00)	$ (85,407.00)
at $0.001 Par Value					
Net Loss				$ (55,515.00)	$ (55,515.00)
			$ 4,546.00		$ 4,546.00
Balance as of December 31st, 2021	1000	$1.00	$ 143,222.00		$ (136,376.00)